

LAW OFFICES OF

MORRIS LAING
Evans Brock & Kennedy, Chtd.

Sender's email: rwalter@morrislaing.com

Robert I. Guenthner	James D. Young	Maren K. Ludwig
Ken M. Peterson	Kelly S. Herzik	Christopher T. Borniger
Robert D. Overman	Luke A. Sobba	Megan L. Hoffman
A.J. Schwartz	Kimberly K. Bonifas	Jonathan A. Schlatter
William B. Sorensen Jr.	Richard A. Kear	Brandon W. Deines
Jeffery L. Carmichael	Cameron V. Michaud	Khari E. Taustin*
Robert W. Coykendall	Blanca P. Greenstein*	Amanda R. Haas
Robert K. Anderson	Ryan M. Peck	Jan T. Williams⁴
Karl R. Swartz	Shannon M. Braun	
Roger L. Theis	Will B. Wohlford	
Richard F. Hayse	Kristen D. Wheeler	
Thomas R. Docking	Emily Cassell Docking	Of Counsel
Diane S. Worth	Joshua J. Hofer	John W. Johnson
Janet Huck Ward	Julia Gilmore Gaughan	Joon K. Park‡
Roger N. Walter	Jeremy W. Harris	Clinton M. Goos

* Resident and Licensed in Florida
‡ Licensed in Michigan
⁴ Licensed in Florida

December 9, 2011

BY FEDEX
John Reynolds, Asst. Director
Securities and Exchange Commission - Division of Finance
100 F Street, North East
Washington, D.C. 20549

RECEIVED

DEC 12 2011

DIVISION OF CORPORATION FINANCE
OFFICE OF BEVERAGES, APPAREL AND HEALTH CARE SERVICES

Re: Agri-Laboratories, Ltd.
        Form 1-A
        File No. 024-12088
        Filed December 29, 2010
ATTN: Shehzad Niazi, Div. of Corporate Finance

Dear Mr. Reynolds:

This letter is in response to certain oral comments conveyed by a telephone conversation with Shehzad Niazi. The Form 1-A filed on November 14, 2011 had appended financial statements. Those financial statements on pages F-4 through F-11 had a confidential stamp on the top of the page. That confidential stamp apparently was placed by the accountant with respect to matters relating to the issuer. This letter is to confirm that Agri-Laboratories, Ltd., the Issuer, does not consider the financial statements appended to the Form 1-A as confidential and those financial statements will be disclosed to any potential investor with the offering circular. I hope this satisfies any concerns.

Sincerely,

Roger N. Walter

RNW:ajg
Enclosures
cc: Agri-Laboratories, Ltd. (w/enclosures)

800 SW Jackson St., Suite 1310 • Topeka, KS 66612-1216
T: 785.232.2662 • F: 785.232.9983 • www.MorrisLaing.com
Additional Offices in Wichita, KS and West Palm Beach, FL